January 3, 2012

VIA EDGAR

CONFIDENTIAL TREATMENT REQUESTED BY

William Lyon Homes

Pursuant to 17 CFR 200.83

Colin T. Severn

Phone: (949) 476-5218

FAX: (949) 252-2518

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

100 “F” Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	William Lyon Homes
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2011
File No. 1-31625

Dear Mr. Decker:

William Lyon Homes (the “Company”) hereby responds to the comment letter of the Securities and Exchange Commission dated December 9, 2011 with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2010 and Form 10-Q for Fiscal Quarter Ended June 30, 2011 (“SEC Letter”).

We respectfully request an extension to your proposed deadline due to needing additional time to prepare a formal response to the SEC Letter. We propose delivering such a formal response by January 19, 2012.

Regards,

/s/ Colin T. Severn

Colin T. Severn

Vice President

Chief Financial Officer

CTS:dc